                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                          TRANSKARYOTIC THERAPIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   893735-10-0
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 16, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 92829S104                                            Page 2 of 9 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                3,375,000

 NUMBER OF            --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH              --------- ------------------------------------------------
 REPORTING               9      SOLE DISPOSITIVE POWER
PERSON WITH
                                3,375,000

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,375,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.0%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 92829S104                                            Page 3 of 9 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                38,667

 NUMBER OF            --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      3,571,619
    EACH
 REPORTING            --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                38,667

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,571,619

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,610,286

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.8%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 92829S104                                            Page 4 of 9 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0

 NUMBER OF            --------- ------------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      3,610,286
    EACH
 REPORTING            --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,610,286

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON


---------- --------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]

---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.8%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on June 16, 2000 (the "Schedule 13D") and is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPEP and WP, the "Reporting Entities"). This Amendment relates to the common shares, par value $0.01, of Transkaryotic Therapies, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the common shares of Transkaryotic Therapies, par value $0.01 per share. The holdings of Common Stock of WP and EMW in this Schedule 13D include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII and WPEP, the "Investors"). WP, EMW and the Investors are referred to herein as the "Group Members."

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment is being filed as a result of the acquisition of an additional 1,000 Series A Convertible Preferred Shares of the Company by the Investors, pursuant to the Purchase Agreement.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended to read as follows:

     "The total amount of funds required by the Investors to purchase the securities of the Company as described herein was US$100,000,000, and was furnished from the working capital of the Investors."

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended to read as follows:

     "(a) The Reporting Entities beneficially own shares of Common Stock of the Company by virtue of their ownership of Series A Convertible Preferred Shares, which are convertible into shares of Common Stock. As of June 28, 2000, WP and EMW each beneficially owned 3,610,286 shares of Common Stock. Also as of this date, WPEP beneficially owned 3,375,000 shares of Common Stock. Of the shares beneficially owned by WP and EMW, 196,429 shares represent the aggregate Common Stock beneficially held by WPNEPI, WPNEPII and WPNEPIII. By reason of WP's and EMW's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP and EMW may be deemed to own beneficially all of the shares of Common Stock which are beneficially owned by these entities.

     Assuming full conversion of the corresponding Series A Convertible Preferred Shares, as of June 28, 2000, the 3,610,286 shares of Common Stock beneficially held by the Reporting Entities represented approximately 13.8% of the sum of the outstanding shares of Common Stock (based on the 22,683,306 shares of Common Stock outstanding as of April 21, 2000, as set forth in the Company's definitive Proxy Statement for its Annual Meeting of Stockholders on June 15, 2000) together with the 3,571,429 shares of Common Stock issuable upon conversion of the Series A Preferred Shares held by the Reporting Entities. Assuming full conversion of the corresponding Series A Convertible Preferred Shares, as of June 28, 2000, the 3,375,000 shares of Common Stock beneficially held by WPEP represented approximately 13.0% of the sum of 3,375,000 and the 22,683,306 outstanding shares of Common Stock.

     As of June 28, 2000, assuming full exercise of the applicable Shares, WPNEPI, WPNEPII and WPNEPIII held beneficial ownership of an aggregate of 196,429 shares of Common Stock, which is 0.9% of the sum of 196,429 and 22,683,306.

     (b) WPEP has beneficial ownership over 3,375,000 shares of Common Stock. WPNEPI, WPNEPII and WPNEPIII have beneficial ownership of an aggregate of 196,429 shares of Common Stock. WPEP, WPNEPI, WPNEPII and WPNEPIII each share voting power and dispositive power over their holdings of such shares with EMW and WP.

     (c) Except for securities acquired pursuant to the Purchase Agreement, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable."

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2000                    WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Partner


Dated: June 29, 2000                    WARBURG, PINCUS & CO.

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Partner


Dated: June 29, 2000                    E.M. WARBURG, PINCUS & CO., LLC

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Member

                                                                      SCHEDULE I
                                                                      ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. WPEP, WP, and EMW LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

---------------------------- ---------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                   TO POSITION WITH WP, AND POSITIONS

                 NAME                 WITH THE REPORTING ENTITIES

---------------------------- ---------------------------------------------------
Joel Ackerman                Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Harold Brown                 Partner of WP; Member and Senior Managing Director
                             of EMW LLC
---------------------------- ---------------------------------------------------
W. Bowman Cutter             Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Cary J. Davis                Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Stephen Distler              Partner of WP; Member, Managing Director and
                             Treasurer of EMW LLC
---------------------------- ---------------------------------------------------
Stewart K. P. Gross          Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------

---------------------------- ---------------------------------------------------
Patrick T. Hackett           Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Jeffrey A. Harris            Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
William H. Janeway           Partner of WP; Member and Senior Managing Director
                             of EMW LLC
---------------------------- ---------------------------------------------------
Douglas M. Karp              Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Charles R. Kaye              Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Henry Kressel                Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Joseph P. Landy              Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Sidney Lapidus               Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Kewsong Lee                  Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Jonathan S. Leff             Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Reuben S. Leibowitz          Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
David E. Libowitz            Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Nancy Martin                 Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Edward J. McKinley           Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Rodman W. Moorhead III       Partner of WP; Member and Senior Managing Director
                             of EMW LLC
---------------------------- ---------------------------------------------------
Howard H. Newman             Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------

---------------------------- ---------------------------------------------------
Gary D. Nusbaum              Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Dalip Pathak                 Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Lionel I. Pincus             Managing Partner of WP; Managing Member, Chairman
                             of the Board and Chief Executive Officer of EMW LLC
---------------------------- ---------------------------------------------------
John D. Santoleri            Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Henry Schacht                Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Steven G. Schneider          Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
John L. Vogelstein           Partner of WP; Member and Vice Chairman of EMW LLC
---------------------------- ---------------------------------------------------
Elizabeth H. Weatherman      Partner of WP; Member and Managing Director of EMW
                             LLC
---------------------------- ---------------------------------------------------
Pincus & Co.*
---------------------------- ---------------------------------------------------
NL & Co.**
---------------------------- ---------------------------------------------------

---------------------

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC.

**   New York limited partnership; primary activity is ownership interest in WP.

As of 6/00

                               MEMBERS OF EMW LLC
                               ------------------

---------------------------- ---------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION

                                 TO POSITION WITH EMW LLC, AND POSITIONS

           NAME                        WITH THE REPORTING ENTITIES

---------------------------- ---------------------------------------------------
Joel Ackerman                Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Frank M. Brochin (1)         Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Harold Brown                 Member and Senior Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------
W. Bowman Cutter             Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Cary J. Davis                Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Stephen Distler              Member, Managing Director, and Treasurer of EMW
                             LLC; Partner of WP
---------------------------- ---------------------------------------------------
Tetsuya Fukagawa (2)         Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Stewart K. P. Gross          Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Alf Grunwald (3)             Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Patrick T. Hackett           Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Jeffrey A. Harris            Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Roberto Italia (4)           Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
William H. Janeway           Member and Senior Managing Director of EMW LLC;
                             Partner of WP
---------------------------- ---------------------------------------------------

---------------------------- ---------------------------------------------------
Douglas M. Karp              Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Charles R. Kaye              Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Henry Kressel                Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Rajiv B. Lall (5)            Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Joseph P. Landy              Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Sidney Lapidus               Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Kewsong Lee                  Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Jonathan S. Leff             Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Reuben S. Leibowitz          Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
David E. Libowitz            Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Nicholas J. Lowcock (6)      Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
John W. MacIntosh (7)        Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Nancy Martin                 Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Edward J. McKinley           Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
James McNaught-Davis (6)     Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Rodman W. Moorhead III       Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Howard H. Newman             Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------

---------------------------- ---------------------------------------------------
Gary D. Nusbaum              Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Dalip Pathak                 Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Lionel I. Pincus             Managing Member, Chairman of the Board and Chief
                             Executive of EMW LLC; Managing Partner of WP
---------------------------- ---------------------------------------------------
John D. Santoleri            Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Henry Schacht                Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Steven G. Schneider          Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Dominic H. Shorthouse (6)    Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Melchior Stahl (3)           Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Chang Q. Sun (8)             Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
John L. Vogelstein           Member and Vice Chairman of EMW LLC; Partner of WP
---------------------------- ---------------------------------------------------
Elizabeth H. Weatherman      Member and Managing Director of EMW LLC; Partner of
                             WP
---------------------------- ---------------------------------------------------
Jeremy S. Young (6)          Member and Managing Director of EMW LLC
---------------------------- ---------------------------------------------------
Pincus & Co.*
---------------------------- ---------------------------------------------------


(1) - Citizen of France

(2) - Citizen of Japan

(3) - Citizen of Germany

(4) - Citizen of Italy

(5) - Citizen of India

(6) - Citizen of United Kingdom

(7) - Citizen of Canada

(8) - Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC

As of  6/00